

February 23, 2011

Mr. Peter Allen
DragonWave Inc.
411 Legget Drive, Suite 600
Ottawa, Ontario
Canada, K2K 3C9

> **Re:** **DragonWave Inc.**
> **Form 40-F**
> **Filed May 7, 2010**
> **File No. 001-34491**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended February 28, 2010

1. Please provide the ages of your officers and directors pursuant to Item 401(a) and (b) of Regulation S-K.

2. Throughout your disclosure please state the names of your customers representing an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on the your business taken as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Form 6-K for May 2010 filed May 18, 2010

3. We note on page 24 that you disclose in footnote (4) that Mr. Manley receives $30,000 for his service as Chair of the Audit Committee. In future filings please disclose, where appropriate, how each director is compensated through fees earned. For example, disclose what payment each director receives for attending a meeting or chairing a committee.

4. We note your use of performance goals in the compensation of your executive officers, including the table on page 30. In future filings please disclose any threshold minimum or maximum applied to determine the dollar amount paid out with respect to the achievement of performance goals. Please provide discussion, or include an example, to facilitate understanding of the performance-based goals, targets, thresholds, weights and how the end award figure is computed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

s/ Robert Bartelmes for
Larry Spirgel
Assistant Director

cc: Sent via facsimile to (613) 599-4225
          Attn: Russell Frederick, CFO